UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-A
For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

EMULEX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	51-0300558 (I.R.S Employer Identification No.)

3333 Susan Street Costa Mesa, California (Address of principal executive offices)	92626 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Preferred Stock Purchase Rights	New York Stock Exchange
If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☑
If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐
Securities Act registration statement file number to which this Form relates: None
Securities to be registered pursuant to Section 12(g) of the Act: None

ITEM 1 Description of Registrant’s Securities to be Registered
Item 2 Exhibits
SIGNATURE
Exhibit Index

ITEM 1 Description of Registrant’s Securities to be Registered
On January 14, 2009, the Board of Directors (the “Board”) of Emulex Corporation (the “Corporation”) authorized and declared a dividend of one preferred stock purchase right (each, a “Right”) for each share of common stock, par value $0.10 per share, of the Corporation (“Common Stock”). The dividend is payable on January 24, 2009 (the “Record Date”) to the record holders of shares of Common Stock as of the Record Date.
The following is a summary description of the Rights. This summary is intended to provide a general description only and is subject to the detailed terms and conditions of the Rights Agreement, dated as of January 15, 2009, by and between the Corporation and Mellon Investor Services LLC, as rights agent (the “Rights Agent”), a copy of which is attached as Exhibit 4.1 to the Corporation’s Form 8-K filed with the Securities and Exchange Commission on January 16, 2009 and incorporated herein by reference (the “Rights Agreement”).
The Board adopted the Rights Agreement to protect the policy and effectiveness of the corporation, to protect shareholders from coercive, unfair or inadequate tender offers or other abusive takeover tactics and to preserve for the stockholders the long term value of their investment in the Corporation. In general terms, the Rights Agreement would protect the Corporation from such abusive takeover tactics by imposing a significant penalty upon any person or group that acquires 15% or more of the outstanding shares of Common Stock without the prior approval of the Board. The Rights Agreement would not interfere with any merger or other business combination approved by the Board.
     1. Issuance of Rights
     Each holder of shares of Common Stock (“Common Shares”) as of the Record Date will receive a dividend of one Right per Common Share. The Rights will initially trade with, and be evidenced by, the stock certificates representing shares of Common Stock (or, if uncertificated, by the book-entry account that evidences record ownership of such shares). Rights will also be issued together with any Common Shares (a) issued after the Record Date and prior to the earlier of the Distribution Date, the Redemption Date, the Exchange Date or the Expiration Date (each as described below) or (b) issued on or after the Distribution Date and before the Expiration Date, the Redemption Date or the Exchange Date pursuant to the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options granted or sold prior to the Distribution Date.
     2. Issuance of Rights Certificates; Beneficial Ownership
     The Rights will not be exercisable before the Distribution Date. Upon the close of business on the Distribution Date, the Rights will separate from the Common Shares, the Rights Agent will mail Rights certificates, or issue uncertificated Rights, to holders of record of Common Shares as of the close of business on the Distribution Date and each Right will become exercisable to purchase one one-thousandth (1/1,000) of a share of Series A Junior Participating Preferred Stock, par value $0.01, of the Corporation (“Preferred Stock”) (all as described in more detail below).

     The “Distribution Date” is the earliest of:
•	the close of business on the tenth business day following the first date of the public announcement that any person, together with such person’s associates and affiliates (other than the Corporation or certain related entities), has become the beneficial owner of 15% or more of the then outstanding Common Shares (such person is an “Acquiring Person”) or such earlier date that a majority of the directors of the Corporation become aware of the existence of an Acquiring Person (such date is the “Shares Acquisition Date”);

•	the close of business on the tenth business day (or such later day as may be determined by the Board) after the date of the commencement by any person (other than an exempt person) of, or after the first public announcement of an intention of any person (other than an exempt person) to commence, a tender offer or exchange offer, the consummation of which would cause any person to become an Acquiring Person; and

•	the occurrence of a transaction described in Section 5(b) below.
     Subject to limited exceptions, a person shall be the “beneficial owner” of and shall “beneficially own” and shall have “beneficial ownership” of any securities:
•	which such person or any of such person’s affiliates or associates beneficially owns, directly or indirectly (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended as in effect on the date hereof (the “Exchange Act”));

•	which such person or any of such person’s affiliates or associates has, directly or indirectly (A) the right to acquire (except with respect to securities tendered but not yet purchased in a tender offer), or direct the acquisition of, pursuant to any agreement, arrangement or understanding, whether or not in writing, or upon the exercise of conversion rights, exchange rights, rights (other than the Rights), warrants or options, or otherwise; or (B) the right to vote or direct the voting of, whether pursuant to any agreement, arrangement or understanding or otherwise, whether or not in writing, subject to certain exceptions; or

•	which are beneficially owned, directly or indirectly, by any other person with which such person or any such person’s affiliates or associates has any agreement, arrangement or understanding, whether or not in writing, for the purpose of acquiring, holding, voting or disposing of any securities of the Corporation, subject to certain exceptions.
     3. Exercise Price
     Each Right will allow its holder to purchase one one-thousandth (1/1,000) of a share of Preferred Stock for $35.00 once the Rights become exercisable. The exercise price is subject to certain anti-dilution adjustments.

     4. Expiration of Rights
     The Rights shall expire on January 24, 2012 (the “Expiration Date”), unless earlier redeemed or exchanged.
     5. Exercise of Rights
     (a) Flip-In Events. A “flip-in event” will occur if any person becomes an Acquiring Person, and the Rights have not been redeemed or exchanged and have not expired within ten business days thereafter. If a flip-in event occurs, each holder of a Right thereafter has the right to receive, upon exercise and in lieu of shares of Preferred Stock, a number of Common Shares (or, in certain circumstances specified in the Rights Agreement, cash, other securities or other assets) that have a market value equal to two times the exercise price of the Right. All Rights that are (or, under certain circumstances specified in the Rights Agreement, were) beneficially owned by an Acquiring Person will become void and may not be exercised.
     For example, at an exercise price of $35.00 per Right, each Right not owned (or, under certain circumstances specified in the Rights Agreement, not previously owned) by an Acquiring Person following a flip-in event would entitle its holder to purchase $70.00 worth of Common Shares (or other consideration as described above) for $35.00. Assuming that each Common Share had a value of $7.00 at that time, the holder of each valid Right would be entitled to purchase 10 Common Shares for $35.00.
     (b) Flip-Over Events. Each of the following events, if they occur during a time when there is an Acquiring Person, is a “flip-over event”:
•	the Corporation consolidates with, or merges with or into, any other person (other than a subsidiary of the Corporation) and the Corporation is not the continuing or surviving corporation;

•	the Corporation consolidates with, or merges with and into any other person (other than a subsidiary of the Corporation) and the Corporation is the continuing or surviving corporation, and consequent to the transaction all or part of the Common Shares are converted into the right to receive another form of consideration; or

•	the Corporation sells, disposes of or otherwise transfers 50% or more of the assets or earning power of the Corporation and its subsidiaries taken as a whole to any person other than the Corporation or one or more of its wholly-owned subsidiaries.
     If a flip-over event occurs, each Right (other than a Right that has become void) will thereafter represent the right to receive, upon the be exercise thereof, at the Purchase Price, in lieu of Preferred Shares or other securities or assets of the Corporation, equity securities of the surviving corporation or purchaser with an aggregate market value equal to two times the Purchase Price.

     6. Preferred Stock Provisions
     Each one one-thousandth (1/1,000) of a share of Preferred Stock, if issued:
•	will not be redeemable;

•	will be subordinate to any other series of the Corporation’s preferred stock, unless the terms of any other such series of preferred stock expressly provide otherwise;

•	will entitle holders to receive when, and if declared, the greater of (i) cash and non-cash dividends in an amount equal to 1,000 times the dividends declared on each Common Share or (ii) a preferential semi-annual dividend of $0.50 per Preferred Share ($.0005 per one one-thousandth (1/1,000) of a Preferred Share);

•	will entitle holders upon liquidation to receive a liquidation payment in an amount equal to $1.00 per Preferred Share ($.001 per one one-thousandth (1/1,000) of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares;

•	will have one thousand (1,000) votes per share (one vote per one one-thousandth (1/1,000) of a Preferred Share), voting together with the Common Shares; and

•	will entitle holders, in the event of any merger, consolidation or other transaction in which shares of Common Stock are changed or exchanged, to receive 1,000 times the amount received per Common Share.
     The rights of Preferred Stock as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-thousandth (1/1,000) of a share of Preferred Stock will approximate the value of one share of Common Stock.
     In connection with the adoption of the Rights Agreement, the Board approved the amendment and restatement of the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of the Corporation (the “Restated Certificate of Designations”). The Restated Certificate of Designations was filed with the Secretary of the State of Delaware and became effective on January 20, 2009. The Restated Certificate of Designations was attached as Exhibit 3.1 to the Corporation’s Form 8-K filed with the Securities and Exchange Commission on January 16, 2009 and is incorporated herein by reference.
     7. Adjustments to Prevent Dilution
     The Purchase Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares or other assets issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Purchase Price is required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price.

     8. Cash Paid Instead of Issuing Fractional Securities
     No fractional securities are required to be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-thousandth of a Preferred Share and that may, at the election of the Corporation, be evidenced by depositary receipts) and in lieu thereof, at the Corporation’s election, an adjustment in cash may be made based on the market price of such securities on the last trading date prior to the date of exercise.
     9. Redemption
     At any time before the tenth business day following the Shares Acquisition Date, the Board may, at its option, redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment. Immediately upon such action by the Board, the only right of the holders of Rights thereafter will be to receive such payment.
     10. Exchange
     At any time after a person becomes an Acquiring Person, the Board may, at its option, exchange all or part of the then outstanding Rights for Common Shares (or Common Share equivalents) at a ratio of one Common Share per Right, subject to adjustment. Immediately upon such action by the Board, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive the Common Shares, or Common Share equivalents, so designated by the Board in accordance with the Exchange Ratio.
     11. No Stockholder Rights Prior to Exercise
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation (other than rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.
     12. Amendment of Rights Agreement
     The Corporation may, from time to time, without the approval of any holder of Rights, supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights; provided, however, that from and after the close of business on the tenth day following the date a person becomes an Acquiring Person (and subject to extension by the Board, or if earlier, upon consummation of a transaction described in Section 5(b) above), the Rights Agreement cannot be amended in any manner that would materially and adversely affect the interests of any holder of outstanding Rights other than an Acquiring Person and its associates and affiliates.
     UNDER CERTAIN CIRCUMSTANCES AS SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS OWNED BY OR TRANSFERRED TO ANY PERSON WHO IS OR BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS AGREEMENT) AND CERTAIN TRANSFEREES THEREOF, WILL BECOME VOID.

Item 2 Exhibits.

Exhibit
No.	Description
3.1	Amended and Restated Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of Emulex Corporation, incorporated by reference to Exhibit 3.1 to the Corporation’s Form 8-K filed with the Securities and Exchange Commission on January 16, 2009.

4.1	Rights Agreement, dated as of January 15, 2009, with Mellon Investor Services LLC, as rights agent, which includes as Exhibit B the Form of Rights Certificate, incorporated by reference to Exhibit 4.1 to the Corporation’s Form 8-K filed with the Securities and Exchange Commission on January 16, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EMULEX CORPORATION

Date: January 22, 2009	BY:	/s/ James M. McCluney James M. McCluney Chief Executive Officer and President

Exhibit Index

Exhibit
No.	Description
3.1	Amended and Restated Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of Emulex Corporation, incorporated by reference to Exhibit 3.1 to the Corporation’s Form 8-K filed with the Securities and Exchange Commission on January 16, 2009.

4.1	Rights Agreement, dated as of January 15, 2009, with Mellon Investor Services LLC, as rights agent, which includes as Exhibit B the Form of Rights Certificate, incorporated by reference to Exhibit 4.1 to the Corporation’s Form 8-K filed with the Securities and Exchange Commission on January 16, 2009.